UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 22, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

22 October 2025

Barclays PLC

Update in relation to compensation scheme for motor finance customers

Following the publication of the Financial Conduct Authority's ("FCA") consultation paper CP25/27 on a proposed Motor Finance redress scheme on 7 October 2025, Barclays PLC ("Barclays") has reassessed its provision for this matter as of 30 September 2025.

Barclays and Clydesdale Financial Services Limited ("CFSL") (a subsidiary of Barclays) recognised a provision of £90m in their respective annual reports and accounts for the year ending 31 December 2024. This provision (which was reassessed as at 30 June 2025) was determined based upon the information then available and estimated the potential impact of remediating any complaints CFSL has received and might receive relating to motor finance commission arrangements.

Taking account of the proposals set out in the consultation paper, Barclays has increased the provision recognised by Barclays and CFSL from £90m to £325m. The additional charge of £235m will be recognised in Barclays' Q3 2025 results and is estimated to reduce Barclays PLC's Common Equity Tier 1 (CET1) capital ratio by approximately 5 bps. The charge reflects the increased likelihood of a higher number of motor finance cases falling within the scope of the scheme contemplated by the consultation paper (which covers all discretionary commission arrangements),  the FCA's proposed approach to customer engagement, and the likelihood of a higher than anticipated level of customer redress reflecting the FCA's proposed methodology for the calculation of redress, which is less closely linked to actual customer loss (if any) than previously anticipated.  Barclays ceased lending in the motor finance market in late 2019, and the above estimates follow the FCA proposal that historical operations from April 2007 fall within the scope of the FCA redress scheme.

Barclays notes that the final terms of the compensation scheme remain uncertain pending responses to the consultation paper and publication of the FCA's Policy Statement and final scheme rules, which is currently expected in early 2026. Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain. The ultimate financial impact could differ to the amount provided, which represents Barclays' reasonable estimate of the cost of redress based on the information available to Barclays, including the proposals as set out in the FCA's consultation paper, and applying a probability-weighted outcome that considers a range of scenarios.

Barclays is committed to providing fair redress to motor finance customers who have a valid claim against CFSL for loss. We are however, of the view that the scope of the scheme and proposed approach to redress outlined in the consultation paper do not accurately address actual loss (if any) suffered by customers and do not achieve a proportionate or appropriate outcome. Barclays intends to make representations to the FCA accordingly, to review the FCA's response carefully, and take such other steps as it deems appropriate to achieve a fair and just outcome.

For further information, please contact:

Investor Relations                                                                Media Relations

Marina Shchukina                                                                Jon Tracey
+ 44 (0) 207 116 2526                                                        +44 (0) 7552214868

About Barclays
Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements
This document contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group ("Barclays"). Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitations, inflation, interest rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Factors that could impact Barclays' future financial condition and performance are identified in Barclays PLC's filings with the SEC (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- ENDS -